Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2016

On March 23, 2017, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2016, and all six agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2016 (January 1, 2016 ~ December 31, 2016)

2)	Approval of Revision to Articles of Incorporation

3) Appointment of Directors (1 Executive Director, 1 Non-Executive Director & 6 Outside Directors)

3-1) Executive Director Candidate : Mr. Cho Yong-byoung

3-2) Non-Executive Director Candidate : Mr. Wi Sung-ho

3-3) Outside Director Candidate : Mr. Park Ansoon

3-4) Outside Director Candidate : Mr. Park Cheul

3-5) Outside Director Candidate : Mr. Lee Sang-kyung

3-6) Outside Director Candidate : Mr. Joo Jaeseong

3-7) Outside Director Candidate : Mr. Yuki Hirakawa

3-8) Outside Director Candidate : Mr. Philippe Avril

4) Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate : Mr. Lee Manwoo

5) Appointment of Audit Committee Members (2 Members)

5-1) Audit Committee Member Candidate: Mr. Lee Sang-kyung

5-2) Audit Committee Member Candidate: Mr. Lee Steven Sung-ryang

6) Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2016 as follows:

- Total Dividend amount for common stocks: KRW 687,589,401,150

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 16th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 21, 2017